
TERRASEED
The Complete
Multivitamin

María Cebrián Fernández · 3rd

Co-Founder & CEO at Terraseed / Vegan / Human-First CEO / Techstars Class of 21' Startup

Denver Metropolitan Area · Contact info

500+ connections

Terraseed

Universidad Autónoma de Madrid

Experience

Terraseed
1 yr 2 mos

Co-Founder & CEO
Full-time
Jan 2021 – Present · 9 mos
Boulder, Colorado, United States

Co-Founder & Co-CEO
Full-time
Aug 2020 – Jan 2021 · 6 mos
Boulder, Colorado, United States

Terraseed is a Sustainable and ethical supplements brand designed for the vegan lifestyle.

techstars — Meet the 11 Startups of Techstars Boulders'...

Gaia Inc.
3 yrs 1 mo

Director of International Business Development
Full-time
Feb 2020 – Jul 2020 · 6 mos
Boulder

Director of International Marketing
Jul 2017 – Feb 2020 · 2 yrs 8 mos
Boulder, Colorado

Gaia, originally Gaiam TV, is a 700 k subscriber streaming video service offering exclusive streaming conscious-media content. Gaia's library contains more than 8,000 films, documentaries and original programs to guide its viewers on their journeys of personal growth, yoga and meditation, and spirituality.

Founder and CEO
AOMM.TV
May 2012 – 2018 · 6 yrs
Madrid y alrededores, España

Acquired by Gaia.com, Aomm.tv is the leading Spanish speaking yoga and pilates online platform. It offers online classes that can be practiced anywhere, anytime from any device connected to Internet. Aomm.tv is a perfect solution to the increasing demand for accessible wellness options, due to busy schedules, budget constraints, and in some cases di ...see more

Graduate and Mentor
Founder Institute
May 2012 – Dec 2012 · 8 mos
Silicon Valley

Winner of 2016 Founder Institute Graduate Awards Best Female CEO.

Based in Silicon Valley and with chapters across 200 cities and 30+ countries, The Founder Institute is the world's largest entrepreneur training and startup launch program, h ...see more

Co founder and CEO
Iconik Estudio
Jan 2008 – May 2012 · 4 yrs 5 mos
Madrid y alrededores, España

Iconik studio provides video and photography services for advertising agencies, companies and organisations. It specialises in video production for Internet formats, postproduction, 3D and Aftereffects. www.iconik.es

Show 3 more experiences

Education

Universidad Autónoma de Madrid
Degree in Economics and Business Sciences
1989 – 1994

Especializada en Sociología Económica

Founder Institute
Graduate, Start up incubator program
2012 – 2019

Universidad de Alcalá
Masters in International NGO Management , International Cooperation and Development
2001 – 2002

Becada por la Fundación Caja Madrid.

Show 2 more education